Exhibit 99.38

THIS NEWS RELEASE IS INTENDED FOR DISTRIBUTION IN CANADA ONLY AND IS NOT FOR

DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE

UNITED STATES

Applied Inventions Management Corp. Announces Completion of its Continuance to British Columbia and Name Change and Completion of Subscription Receipt Financing

TORONTO AND NEW YORK CITY - November 13, 2018 - Acreage Holdings, Inc. (the “Company”), formerly Applied Inventions Management Corp., and High Street Capital Partners, LLC (d/b/a Acreage Holdings) (“Acreage”) are pleased to announce that, further to their September 21, 2018 announcement regarding the business combination pursuant to which, among other things, Acreage will complete a reverse take-over of the Company (the “Proposed Transaction”), (i) the Company has continued from Ontario to British Columbia (the “Continuance”) and completed certain corporate steps in connection with the Continuance, including changing the Company’s name to “Acreage Holdings, Inc.” in further of the Proposed Transaction, and (ii) Acreage Finco B.C. Ltd. (“Finco”), a special purpose vehicle, completed a private placement financing of subscription receipts (the “Subscription Receipts”) for gross proceeds of US$314,153,600 (the “Offering”).

Completion of the Offering

On November 13, 2018, Finco completed the Offering pursuant to which Finco issued 12,566,144 Subscription Receipts at a price of US$25.00 per Subscription Receipt for gross proceeds of US$314,153,600. The Offering was comprised of a brokered offering of 8,388,000 Subscription Receipts (the “Brokered Offering”) for gross proceeds of US$209,700,000, which was led by Canaccord Genuity Corp. (the “Lead Agent”), as lead agent and sole bookrunner, and included Beacon Securities Limited, Cormark Securities Inc., Eight Capital and Haywood Securities Inc. (collectively, the “Agents”), and a non-brokered offering of 4,178,144 Subscription Receipts (the “Non-Brokered Offering”) for gross proceeds of US$104,453,600.

The Subscription Receipts will convert into common shares of Finco upon satisfaction of the escrow release conditions (the “Escrow Release Conditions”) set out in the agency agreement entered into among the Agents, Finco, Acreage and the Company on the date hereof. The net proceeds raised in connection with the Offering, after fees and expenses incurred, and less 50% of the agents’ commission, have been deposited with Odyssey Trust Company (“Odyssey”), as subscription receipt agent and escrow agent. The escrowed proceeds will be held by Odyssey until the Escrow Release Conditions have been satisfied.

It is anticipated that the Escrow Release Conditions will be satisfied and the Proposed Transaction will be completed on or about November 14, 2018.

Completion of the Continuance, Name Change and Related Corporate Matters

In accordance with the resolution of the Company’s shareholders obtained at a shareholder meeting held on November 6, 2018, the Company completed the Continuance and, in connection with the Continuance the Company (i) changed its name to “Acreage Holdings, Inc.”, (ii) subdivided its class B multiple voting shares on the basis of 1.5 post-subdivision class B multiple voting share for each one class B multiple voting share (the “Subdivision”), (iii) consolidated its Class A subordinate voting shares and its post- Subdivision Class B multiple voting shares on the basis of one post-consolidation Class A subordinate voting share for each 350 Class A subordinate voting shares, and one post-consolidation Class B multiple voting share for each 350 post-Subdivision Class B multiple voting shares (the “Consolidation”); (iv) created new classes of shares designated as Class B proportionate voting shares and Class C multiple voting shares, each having the special rights and restrictions set forth in the Articles of the Company, (iv) amended the terms of the post-Consolidation Class A subordinate voting shares of the Company and the post-Consolidation, post-Subdivision Class B multiple voting shares of the Corporation such that they will become the Class A subordinate voting shares of the Company and will have the rights and restrictions set forth in the Company’s Articles.

Additional details regarding the foregoing will be provided in the Company’s listing statement to be filed with the Canadian Securities Exchange (“CSE”) on or about November 14, 2018.

The Continuance, the Company reorganization and the related matters set forth above were completed as the first step in the Proposed Transaction and, it is currently anticipated, that the remaining steps of the Proposed Transaction will be completed on or about November 14, 2018.

About Acreage

Headquartered in New York City, Acreage is a vertically integrated, multi-state owner of cannabis licenses and assets in U.S. states where either medical and/or adult use of cannabis is legal. With one of the largest geographic footprints of any cannabis company, it currently owns and/or operates cultivation, processing and dispensary operations. Acreage is dedicated to building and scaling operations to create a seamless, consumer-focused branded cannabis experience.

The CSE (operated by CNSX Markets Inc.) has in no way passed upon the merits of the Proposed Transaction and has neither approved nor disapproved of the contents of this press release.

This announcement does not constitute an offer, invitation or recommendation to subscribe for or purchase any securities and neither this announcement nor anything contained in it shall form the basis of any contract or commitment. In particular, this announcement does not constitute an offer to sell, or a solicitation of an offer to buy, securities in the United States, or in any other jurisdiction in which such an offer would be illegal.

The securities described herein have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and accordingly may not be offered or sold within the United States or to "U.S. persons", as such term is defined in Regulation S promulgated under the U.S. Securities Act ("U.S. Persons"), except in compliance with the registration requirements of the U.S. Securities Act and applicable state securities requirements or pursuant to exemptions therefrom. This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the Company’s securities to, or for the account or benefit of, persons in the United States or U.S. Persons.

Forward Looking Statements

This news release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. All statements, other than statements of historical fact, included herein are forward- looking information. Generally, forward-looking information may be identified by the use of forward- looking terminology such as “plans”, “expects” or “does not expect”, “proposed”, “is expected”, “budgets”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases, or by the use of words or phrases which state that certain actions, events or results may, could, would, or might occur or be achieved. There can be no assurance that such forward-looking information will prove to be accurate, and actual results and future events could differ materially from those anticipated in such forward-looking information. This forward-looking information reflects the current beliefs of the Company and Acreage and is based on information currently available to the Company and Acreage and on assumptions that the Company and Acreage each believes are reasonable. These assumptions include, but are not limited to: timing for filing the listing statement, completion of the Proposed Transaction and the satisfaction of the Escrow Release Conditions. Forward- looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Acreage and/or the Company to be materially different from those expressed or implied by such forward-looking information.

Such risks and other factors may include, but are not limited to: general business, economic, competitive, political and social uncertainties; general capital market conditions and market prices for securities; delay or failure to receive board or regulatory approvals; the actual results of future operations; competition; changes in legislation affecting Acreage or the Company; the timing and availability of external financing on acceptable terms; and lack of qualified, skilled labour or loss of key individuals. Although the Company and Acreage have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. Readers are cautioned that the foregoing list of factors is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking information as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Forward-looking information contained in this news release is expressly qualified by this cautionary statement. The forward-looking information contained in this news release represents the expectations of the Company and Acreage as of the date of this news release and, accordingly, is subject to change after such date. However, the Company and Acreage each expressly disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as expressly required by applicable securities law.

For further information please contact: Acreage Holdings, Inc.

Michael Stein, President & CEO

Telephone: (416) 410-7722
michael.stein@rogers.com

Acreage

Communications Contact:

Lewis Goldberg / Jon Goldberg

KCSA Strategic Communications
212-896-1282

Acreage@kcsa.com

Company Contact:

Howard Schacter

Head of Communications
917-579-0727

h.schacter@acreageholdings.com